Exhibit 1

Fresenius Medical Care AG & Co. KGaA

Hof an der Saale

Invitation to ordinary General Meeting

ISIN: DE 0005785802 // Securities Identification No. 578 580

ISIN: DE 0005785836 // Securities Identification No. 578 583

ISIN: DE 000A0LR9R6 // Securities Identification No. A0LR9R

ISIN: US 3580291066 // ADR Identification No. 879 529

ISIN: US 3580292056 // ADR Identification No. 903 780

We hereby invite our shareholders to the
ordinary General Meeting to be held on
Tuesday, 15 May 2007 at 10:00 a.m.
in the Congress Center Messe Frankfurt,
 Ludwig-Erhard-Anlage 1, D-60327 Frankfurt am Main.

Agenda

1.

Presentation of the annual financial statements and group financial statements, the management reports for Fresenius Medical Care AG & Co. KGaA and the group, approved by the Supervisory Board and the report of the Supervisory Board for the financial year 2006; resolution on the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for the financial year 2006

The General Partner and the Supervisory Board propose the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for the financial year 2006 as presented, showing a profit (Bilanzgewinn) of EUR 681,792,137.74.

2.	Resolution on the application of profit

The General Partner and the Supervisory Board propose that the profit shown in the annual financial statements of EUR 681,792,137.74 for the financial year 2006 be applied as follows:

Payment of a dividend of EUR 1.41 for each of 97,149,891 ordinary shares entitled to a dividend	EUR 136,981,346.31

Payment of a dividend of EUR 1.47 for each of 1,237,145 preference shares entitled to a dividend	EUR 1,818,603.15

Carried forward to new account	EUR 542,992,188.28

Profit	EUR 681,792,137.74

The dividend is payable on 16 May 2007.

3.	Resolution on the discharge of the then Management Board of Fresenius Medical Care AG

Until the coming into effect of the transformation of legal form on 10 February 2006, the Company was in the legal form of a stock corporation under the name Fresenius Medical Care AG. For this reason, the management of the Company until this point of time was exercised solely by the Management Board of Fresenius Medical Care AG. The subject matter of this agenda item is therefore the discharge of the then Management Board of Fresenius Medical Care AG for the period until 10 February 2006.

The General Partner and the Supervisory Board propose that discharge be granted to the members of the then Management Board of Fresenius Medical Care AG acting for the period from 1 January 2006 until 10 February 2006 for the financial year 2006.

4.	Resolution on the discharge of the General Partner

Since the coming into effect of the transformation of legal form on 10 February 2006, the Company is in the legal form of a partnership limited by shares (KGaA).

The General Partner and the Supervisory Board propose that discharge be granted to the General Partner of the Company for the period from 10 February 2006 until 31 December 2006 for the financial year 2006.

5.	Resolution on the discharge of the Supervisory Board

The General Partner and the Supervisory Board propose that discharge be granted to the members of the Supervisory Board of the Company for the financial year 2006.

6.	Election of the auditors and group auditors for the financial year 2007

The Supervisory Board proposes the election of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main as auditor and group auditor for the financial year 2007.

7.

Resolution regarding a capital increase from the Company’s own resources without issuance of new shares and the subsequent new division of the share capital (share split) and the conditional capitals as well as the respective amendments to the Articles of Association

The General Partner and the Supervisory Board propose to resolve as follows:

a)	Capital increase from the Company’s own resources

The share capital of the Company at the time of the entry of this resolution in the Commercial Register will be increased by EUR 0.44 for each bearer ordinary share existing at the time of the entry of this resolution in the Commercial Register and by EUR 0.44 for each bearer preference share existing at the time of registration of this resolution in the Commercial Register by conversion into share capital of an amount of EUR [_______] [the amount corresponds to 0.44 times the total of the bearer ordinary shares and bearer preference shares existing at the time of the entry of the resolution in the Commercial Register] of the capital reserves of EUR 1,567,424,581.29 shown on the financial statements as of 31 December 2006. The capital increase from the Company’s own resources takes place without the issuance of new shares.

This resolution will be based on the financial statements of the Company as of 31 December 2006 approved by the General Meeting of today under agenda item 1. The financial statements were audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, and were granted an unqualified audit certificate.

b)	New division of the share capital and the conditional capitals; amendment of the Articles of Association

The following amendments to the Articles of Association are intended firstly to reflect in the Articles of Association the capital increase from the Company’s own resources described above at a), and, secondly, the share capital and the conditional capitals of the Company are intended to be newly divided. By amendment of the Articles of Association, the share capital and the conditional capitals of the Company are to be, in future, divided into three times the number of bearer ordinary and bearer preference shares.

	aa)	Share capital

Art. 4 paragraph (1) sentence 1 of the Articles of Association shall be amended as follows:

“The share capital of the Company is EUR [________] (in words: [________] Euro) [the amount of the basic capital at the time of the entry of the resolution in the Commercial Register plus 0.44 times the total of the bearer ordinary shares and bearer preference shares existing at that time] divided into [________] (in words: [________]) [the number of bearer ordinary shares at the time of the entry of the resolution in the Commercial Register multiplied by three] bearer ordinary shares and [________] (in words: [________]) [the number of bearer preference shares at the time of the entry of the resolution in the Commercial Register multiplied by three] non-voting bearer preference shares.”

	bb)	Conditional capitals

Art. 4 paragraph (5) sentence 1 of the Articles of Association shall be amended as follows:

“The share capital of the Company is conditionally increased by up to EUR [________] (in words: [________] Euro) [the amount of the conditional capital according to Art. 4 paragraph (5) sentence 1 of the Articles of Association at the time of the entry of the resolution in the Commercial Register plus 0.44 times the total of the bearer ordinary shares and bearer preference shares still to be issued out of this conditional capital at that time] by the issuance of up to [________] (in words: [________]) [the number of bearer preference shares still to be issued out of this conditional capital at the time of the entry of this resolution in the Commercial Register multiplied by three] new non-voting bearer preference shares and [________] (in words: [________]) [the number of bearer ordinary shares still to be issued out of this conditional capital at the time of entry of this resolution in the Commercial Register multiplied by three] new bearer ordinary shares.”

Art. 4 paragraph (6) sentence 1 of the Articles of Association shall be amended as follows:

“The share capital of the Company is conditionally increased by up to EUR [________] (in words: [________] Euro) [the amount of the conditional capital according to Art. 4 paragraph (6) sentence 1 of the Articles of Association at the time of the entry of the resolution in the Commercial Register plus 0.44 times the total of the bearer ordinary shares and bearer preference shares still to be issued out of this conditional capital at that time] by the issuance of up to [________] (in words: [________]) [the number of bearer preference shares still to be issued out of this conditional capital at the time of the entry of this resolution in the Commercial Register multiplied by three] new non-voting bearer preference shares and [________] (in words: [________]) [the number of bearer ordinary shares still to be issued out of this conditional capital at the time of entry of this resolution in the Commercial Register multiplied by three] new bearer ordinary shares.”

Art. 4 paragraph (7) sentence 1 of the Articles of Association shall be amended as follows:

“The share capital of the Company is conditionally increased by up to EUR [________] (in words: [________] Euro) [the amount of the conditional capital according to Art. 4 paragraph (7) sentence 1 of the Articles of Association at the time of the entry of the resolution in the Commercial Register plus 0.44 times the total of the bearer ordinary shares and bearer preference shares still to be issued out of this conditional capital at that time] by the issuance of up to [________] (in words: [________]) [the number of bearer preference shares still to be issued out of this conditional capital at the time of the entry of this resolution in the Commercial Register multiplied by three] new non-voting bearer preference shares and [________] (in words: [________]) [the number of bearer ordinary shares still to be issued out of this conditional capital at the time of entry of this resolution in the Commercial Register multiplied by three] new bearer ordinary shares.”

Art. 4 paragraph (8) sentence 1 of the Articles of Association shall be amended as follows:

“The share capital of the Company is conditionally increased by up to EUR 15,000,000 (in words: fifteen million Euro) by the issue of up to 15,000,000 (in words: fifteen million) new bearer ordinary shares.”

cc)	Preference dividend

Art. 19 paragraph (2) of the Articles of Association shall be amended as follows:

“Out of the annual balance sheet profits, the non-voting preference shares shall receive a dividend which exceeds that for the ordinary shares by an amount of EUR 0.02 per preference share, but at least a dividend in an amount of EUR 0.04 per preference share.”

Art. 19 paragraph (3) of the Articles of Association shall be amended as follows:

“The minimum dividend of EUR 0.04 per preference share shall take precedence over the distribution of a dividend on the ordinary shares.”

Art. 19 paragraph (4) sentence 1 of the Articles of Association shall be amended as follows:

“In the event that the balance sheet profits for one or more fiscal years are insufficient to distribute EUR 0.04 per preference share, the lacking sums shall be paid subsequently without interest out of the balance sheet profits for the following fiscal years, i.e. after distribution of the minimum dividend on the preference shares for these fiscal years and before distribution of a dividend on the ordinary shares.”

	dd)	Authorisation of the Supervisory Board

The Supervisory Board is authorised to insert in the blank spaces in square brackets in the above resolutions the actual figures for the share capital resulting from the said arithmetical operations at the time of entry of the resolution in the Commercial Register and to give the adjusted paragraphs of the articles of association the wording which follows at that time from these arithmetical operations.

c)	Amendment to the authorisation to issue Stock Options under the Stock Option Program 2006 and amendment of the Articles of Association

The authorisation with regard to the Stock Option Program 2006 granted by the General Meeting on 9 May 2006 is amended. The General Partner is authorised to issue up to 15,000,000 options with regard to up to 15,000,000 non-par value bearer ordinary shares in Fresenius Medical Care AG & Co. KGaA in the future i.e. after the entry of the resolutions under a) and b) of this agenda item in the Commercial Register. If members of the Management Board of the General Partner are affected, its Supervisory Board is solely authorized in that respect. The percentage allocations of the total volume of the options maximally to be granted to the three groups of entitled persons, i.e. the members of the Management Board of the General Partner, the members of the Management Board of affiliated companies and managerial staff members (Führungskräfte) of the Company and affiliated companies remains unaffected. The new division of shares listed under b) above must be taken into account when calculating the success target (i.e. increase of the adjusted basic income per ordinary share by at least eight percent per annum in comparison to the previous year) in a way that the comparability of the reference figures is further on assured.

In so far as options have already been granted pursuant to the authorisation of the General Meeting of 9 May 2006, they will be deducted from the total of 15,000,000 options available, whereby the options already issued will be taken into account in this calculation to be conducted in accordance with their weighting at that time (i.e. multiplied by three due to the new division of the capital).

In Art. 4 paragraph (8) sentence 2 of the Articles of Association, the words “in accordance with the resolution of the General Meeting of 9.05.2006” will be replaced by the words “in accordance with the resolutions of the General Meetings of 9 May 2006 and 15 May 2007”.

The General Partner has provided a written report on the measures provided for under this agenda item 7. The content of the report is published as Schedule to this invitation to the ordinary General Meeting and is also available on the Internet (www.fmc-ag.com). The report is laid out in the offices of the Company for inspection by shareholders from the day of the calling of the ordinary General Meeting. On request, each shareholder shall receive a copy of this report free of charge. The report will also be laid out at the ordinary General Meeting.

From the day of the calling of the ordinary General Meeting the following documents are laid out for inspection by shareholders in the offices of the Company, Fresenius Medical Care AG & Co. KGaA, Else-Kröner-Straße 1, D-61352 Bad Homburg v.d.H.:

•

The annual financial statements and group financial statements, the management reports for Fresenius Medical Care AG & Co. KGaA and the group approved by the Supervisory Board and the report of the Supervisory Board for the financial year 2006;

•	The written report of the General Partner on the measures under agenda item 7 of this ordinary General Meeting.

On request each shareholder shall receive a copy of the above documents free of charge. Further, these documents are available via the Internet (www.fmc-ag.com) and will be laid out in the ordinary General Meeting of the Company.

Participation in the General Meeting

Those shareholders who apply to the Company by Thursday, 10 May 2007 at the latest under the following address

Fresenius Medical Care AG & Co. KGaA
c/o Dresdner Bank AG
OSS SO Hauptversammlungen
Jürgen-Ponto-Platz 1
D-60301 Frankfurt am Main
Telefax: +49 (0)69-263-15263
E-Mail: tbhvservice@dresdner-bank.com

and prove their shareholding to the Company are entitled to participate in the ordinary General Meeting. As evidence of their shareholding, the shareholders must, at the latest by Thursday, 10 May 2007 provide evidence of their depositary institution in text form in English or German showing the extent to which they are shareholders of the Company at the beginning of 24 April 2007, 0:00 hours at the registered office of the Company (i.e. 0:00 hours Central European Summer Time (CEST)).

Of the total amount of 98,389,915 shares issued by the Company on 27 March 2007, consisting of 97,149,891 bearer ordinary shares and 1,240,024 bearer preference shares all bearer ordinary shares are entitled to participate in and vote at the meeting and all bearer preference shares are entitled to participate in the meeting. Each bearer ordinary share carries one vote in the ordinary General Meeting. Bearer preference shares have no votes.

Proxies

A shareholder can have his vote in the ordinary General Meeting exercised by a proxy, e.g. the depositary bank, an association of shareholders or another person of his choice.

The Company offers, as a special service, that shareholders may authorize proxies named by the Company, bound to voting instructions, prior to the ordinary General Meeting. The shareholders who wish to authorize such proxies named by the Company require an entry ticket to the ordinary General Meeting for this purpose. Proxies must be transmitted in text form. The shareholders shall receive the necessary documents and information together with their entry ticket.

Counterproposals

Counterproposals to a proposal of the General Partner and Supervisory Board on a particular agenda item in the meaning of Section 126 Stock Corporation Act and shareholders’ nominations for the election of the auditors in accordance with Section 127 Stock Corporation Act are to be addressed exclusively to:

Fresenius Medical Care AG & Co. KGaA
- Investor Relations -
Else-Kröner-Straße 1
D-61352 Bad Homburg v.d.H.
Telefax: +49 (0)6172-609-2301
E-Mail: ir@fmc-ag.com

Applications of shareholders received at the latest two weeks prior to the day of the ordinary General Meeting by the Company will be published without delay after their receipt on the internet (www.fmc-ag.com). Applications addressed otherwise will not be taken into account.

Hof an der Saale, March 2007
Fresenius Medical Care AG & Co. KGaA
The General Partner
Fresenius Medical Care Management AG
The Management Board

Schedule to the invitation to the ordinary General Meeting of 15 May 2007

Written report of the General Partner to the ordinary General Meeting on agenda item 7

The share price of shares of the Company at the stock exchange has almost doubled since 2005. In order to make the shares of Fresenius Medical Care AG & Co. KGaA more attractive in particular for a broader group of investors, the share capital of the Company shall be newly divided at a ratio of 1:3 and the number of shares shall thereby be tripled (share split). By tripling the number of shares, the individual share becomes “lighter”, i.e., the price is reduced, intended at increasing the liquidity of the shares of Fresenius Medical Care AG & Co. KGaA. The split of the shares will result in an arithmetical reduction of the share price without reducing the total value of the shares.

Capital increase from the Company’s own resources

In order that the statutorily prescribed minimum issue amount of EUR 1.00 per share is observed even after the new division of the share capital, initially a proportional increase in the share capital (at present: EUR 251,878,182.40) from the Company’s own resources without the issue of new shares is to be implemented. By this capital measure, the mathematical share of each ordinary and preference share in the share capital will be increased from currently EUR 2.56 by EUR 0.44 to EUR 3.00. A subsequent tripling of the number of shares then results for each ordinary and preference share in a calculated portion of the share capital of EUR 1.00, the share capital amount after the capital increase from the Company’s own resources remaining the same.

With the increase of the share capital out of Company’s own resources, an increase of the conditional capital (Art. 4 paragraphs (5) to (8) of the Articles of Association) is linked because of the statutory provisions in § 218 sentence 1 German Stock Corporation Act (AktG). This ensures that the owners of conversion rights out of convertible bonds or subscription rights out of share options are not adversely affected by the increase in capital out of the Company’s own resources.

Implementation of the share split with change of share capital

The actual share split, i.e. the new division of the share capital takes place by a simple amendment of the Articles of Association. Because of the continuing possibility of beneficiaries under the Employee Participation Programs to exercise share options or rights under convertible bonds issued and obtain shares in the Company, the share capital and the conditional capital of the Company may change at any time. The changes for the time for exercise of options and rights under convertible bonds under the Employee Participation Programs resolved by the General Meeting of 9 May 2006 provide for example that after the expiry of the General Meeting of 15 May 2007 shares of the Company can be drawn from conditional capital. The issue of shares from conditional capital results directly in a reduction of the conditional capital and an increase of the share capital without requiring an entry of this increase in the Commercial Register (cf. § 200 AktG). In so far, the issue of shares out of conditional capital therefore differs from other forms of capital increases under the Stock Corporation Act. This has the result that, at the time the resolution is passed, it cannot be determined exactly what the precise amount of the capital increase from the Company’s own resources, the share capital and the existing conditional capitals of the Company will be at the time of the entry of resolution in the Commercial Register. In order to accommodate this legal particularity, the proposed resolution of the General Partner and the Supervisory Board provides blank spaces with the exact arithmetical operation in the places where otherwise concrete amounts would be inserted. It is intended that the Supervisory Board shall be authorised by the resolution of the General Meeting to insert the figures up to date on the day of the entry of the General Meeting resolution in the Commercial Register. It will thereby be ensured that the changes to share capital and conditional capitals after the resolution has been passed at the General Meeting can be recorded accordingly. This authorisation does, however, not give the Supervisory Board any discretion as to what numbers are to be inserted in the draft resolution. This act by the Supervisory Board rather constitutes an implementation by which the resolution is adjusted to the actual position at the time of the entry in the Commercial Register. The adjustment is legally comparable to an amendment to the wording of the Articles of Association of the Company, which the Supervisory Board is authorised to make pursuant to the Articles of Association.

The precise calculation of the amount of the capital increase from the Company’s own resources and, therefore, the future share capital as well as the exact amount of conditional capitals arises from the fact that the increase of EUR 0.44 per ordinary share and per preference share is set at the time of the resolution and can be calculated by the determined arithmetical operation.

The amount of the capital increase is to be calculated by multiplying the total of all ordinary shares and all preference shares at the time of the entry of the resolution in the Commercial Register by EUR 0.44. The new share capital amount is then the total of this capital increase plus the amount of share capital already existing at the time of the entry of the resolution in the Commercial Register. The calculation of the conditional capitals takes place accordingly. Separately for each conditional capital the total of all ordinary shares and all preference shares still to be issued will be multiplied with EUR 0.44 in the first instance; subsequently, this amount will be added together with the remaining conditional capital in each case.

The new division of the share capital and of the conditional capital is then also conducted solely by an arithmetical operation. With regard to the new division of share capital the number of existing ordinary shares and preference shares at the time of the entry of the resolution in the Commercial Register will be multiplied by three. The same principle applies to the conditional capitals for the ordinary shares or preference shares still to be issued. Also with regard to the existing shares and the shares to be issued the Supervisory Board will be authorised to apply the actual numbers for the arithmetical operation which exist at the time of the entry of the resolution in the Commercial Register.

For better understanding of the resolutions, the arithmetical operations in each case are shown in the text of the proposed resolution in square brackets in italics after the blank spaces.

Adjustment of the preferential dividend and minimum dividend

As a consequence of the share split, in the future each present preference share will become three preference shares. As the total amount of the preferential dividend payable on the preference shares shall not be changed, the preferential dividend per preference share must therefore be divided by three. This is expressed in the proposed amendment of Art. 19 paragraph (2) of the Articles of Association. The same basic principle also applies to the proposal to adjust the minimum dividend in Art. 19 paragraph (3) and (4) of the Articles of Association. At present, the minimum dividend per preference share is EUR 0.12. By tripling the number of preference shares, the total minimum dividend attributable to the preference shares is not to be increased, and therefore in future a minimum dividend of EUR 0.04 (one third of the minimum dividend before the share split) will apply to each preference share.

Amendment of the resolution regarding the Stock Option Program 2006

As only under the Stock Option Program 2006 resolved on by the General Meeting of 9 May 2006 share options can still be granted, only the Stock Option Program 2006 requires to be amended. The capital increase from the Company’s own resources results in a corresponding increase in the established conditional capital according to Art. 4 paragraph (8) sentence 1 of the Articles of Association. The share split finally requires that the total number of ordinary shares which could possibly be issued is tripled. The proposed resolution of the General Partner and the Supervisory Board reflects this change for the Stock Option Program 2006. At the same time, the proposed resolution contains the clarification that share options already granted are to be deducted from the total of subscription rights available for further grants. Because the share options already issued are based on the old share division, this must be taken into account accordingly in the calculation of the share options still available. This provision ensures that the rights of the shareholders of the Company cannot be diluted by the granting of further subscription rights. In addition it is clarified, that the percentage allocations among the three groups of entitled persons (i.e. the members of the Management Board of the General Partner, the members of the Management Board of affiliated companies and managerial staff members (Führungskräfte) of the Company and affiliated companies) will not be affected by the capital increase and the new division of the share capital. The same applies to the success target, i.e. increase of the adjusted basic income per ordinary share by at least eight percent per annum in comparison to the previous year; the proposed resolution only clarifies that the new division of shares must be taken into account accordingly when comparing the reference figures in order to assure further comparability.

The resolutions of the General Meeting regarding the further employee participation programs of the Company do not need to be adjusted since no further options and/or convertible bonds can be granted insofar. Already existing subscription rights as well as conversion rights will not be adversely affected by the capital increase from the Company’s own resources and the subsequent share split as the Company will take the changes into account accordingly (cf. §  216 paragraph (3) AktG).

Hof an der Saale, March 2007
Fresenius Medical Care AG & Co. KGaA
The General Partner
Fresenius Medical Care Management AG
Management Board

Notice to Holders of American Depositary Receipts (ADR Holders) of the
ordinary General Meeting

- ISIN: US 3580291066 // ADR-Identification-No.: 879 529 -
- ISIN: US 3580292056 // ADR-Identification-No.: 903 780 -

If ADR Holders wish to participate personally in the ordinary General Meeting, they are requested to pass the application for the issue of entrance tickets through their depositaries to the US American correspondence banks. In order to ensure that the deposit period in accordance with Article 15 ss. 1 of the Articles of Association is observed, the applications for the issue of entrance tickets must reach the US American correspondence banks by 3 May 2007 at the latest. The ADR Holder’s depositary has to ensure that the applications are passed on in time.

All entrance tickets will be issued on the basis of one share. As an ADR represents a third of one share, entrance tickets for ADR Holders can be issued only for three ADRs or a full multiple thereof. ADR Holders with less than three ADRs will be admitted, on request, as guests.

If the ADRs represent preference shares, they have no voting right at the General Meeting.

If ADRs represent ordinary shares, the ADR Holders can, through their depositaries, instruct The Bank of New York to exercise the voting rights attributable to the ordinary shares represented by their ADRs. The Bank of New York will endeavor to exercise the voting rights in accordance with the instructions of the ADR Holder. Such applications must be received by the US American correspondence banks by 4 May 2007 at the latest. Particular care must be taken that no confusion between ADRs for ordinary shares and those for preference shares takes place.

Holders of ADRs which represent ordinary shares can also personally exercise the voting right in the ordinary General Meeting, however, only for three ADRs or a full multiple thereof.

For fractional amounts in ADRs which represent ordinary shares the possibility of exercising voting rights at the ordinary General Meeting arises only by instructions to the depositary.

The depositaries are referred to the separate publications in the journal “Wertpapier-Mitteilungen”.

Hof an der Saale, March 2007
Fresenius Medical Care AG & Co. KGaA
The General Partner
Fresenius Medical Care Management AG
The Management Board